

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2022

Jeffrey Ervin
Chief Executive Officer
IMAC Holdings, Inc.
1605 Westgate Circle
Brentwood, TN 37027

> **Re: IMAC Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 26, 2022**
> **File No. 333-267622**

Dear Mr. Ervin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Ansart at 202-551-4511 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Spencer G. Feldman, Esq.